June 22, 2006



VIA FACSIMILE and
FIRST CLASS MAIL
----------------

David J. Teklits, Esq.
Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

             Re:  Request to Inspect Books and Records of
                  The Houston Exploration Company
                  -----------------------------------------------------

Dear Mr. Teklits:

                  We are in receipt of your June 8 response (the "Response"), on behalf of The Houston Exploration Company (the "Company"), to the demand by our client, JANA Master Fund, Ltd. ("JANA"), to inspect certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law. As indicated in my letter to you last week, we believe the Response was deficient in that substantially all of the materials JANA requested in seeking to confirm whether the Board breached its fiduciary duties, as appears to it to be the case, have not been made available.

                  We request again, on behalf of JANA, that the materials it requested be made available, or if any of the litany of possible objections at the end of the Response apply specifically to any of its requests, that such specific objections be made clear so that they may be evaluated. With respect to time limitations for the materials requested, please use January 1, 2002 as the starting point for such requests.

                  Furthermore, JANA has the following additional questions raised by your response:

                  1. Why did the Company state in its 10-K for 2005 that it maintains an office in Alabama when, as it now informs us, this office is paid for by Mr. Hargett personally and thus is not an office of the Company?

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David J. Teklits, Esq.
June 22, 2006
Page 2


                  2. The Response states that Mr. Hargett pays personally for all non-business related travel, yet does not state whether travel to the Alabama "office" is considered non-business travel. Please clarify.

                  3. The Response states that the payments made pursuant to the overriding royalty interests given to certain employees of the Company have been fully disclosed. Yet we see no disclosure regarding the amount of such payments made to former employees, including former CEO James Floyd. Please advise as to where in the Company's public filings such disclosure was made.

                  We would appreciate your prompt response.

                                             Sincerely yours,


                                             /s/ Marc Weingarten
                                             -----------------------------
                                             Marc Weingarten